BIOSTEM, INC.
200 HANNOVER PARK ROAD, SUITE 120,
ATLANTA, GA 30350
Telephone: (770) 650-1733

August 31, 2007

Ms. Yolanda Crittendon                                                                                                                                                                                           VIA EDGAR AND FAX AT (202) 772-9209
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3472

RE:	BioStem, Inc.
Form 10-K for the year ended December 31, 2006
File No. 000-49933

Dear Ms. Crittendon:

In response to your letter dated April 12, 2007, BioStem, Inc (the “Company”) has the following responses:

Form 10-K

Item 7-Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 35

1.  In light of the Commission’s comment, the Company has concluded that disclosure of the impact of recently issued accounting standards should be included within Management’s Discussion and Analysis.  The Company disclosed the impact of recently issued accounting standards in the notes to the financial statements.  The Company will amend its 10K to make similar disclosures within Management’s Discussion and Analysis.

2.  In light of the Commission’s comment, the Company has concluded that disclosure of its Critical Accounting Policies should be included within Management’s Discussion and Analysis.  The Company will amend its 10K to make similar disclosures within Management’s Discussion and Analysis.

Item 8- Financial Statements and Supplementary Data, page 39

Note B- Merger Agreement, page F-9

        3. The Company will clarify Note B to state that the merger is still pending and that no funds have been raised to date in order to meet the closing conditions of the merger.

Note J- Commitments and Contingencies, page F-18

4.
In light of the Commission’s comment, we reassessed the conclusion that the convertible debenture hybrid contract is a conventional convertible debt instrument.  We realize that, under the terms of the debenture, the holder is not in a position where he may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash.  The registrant agrees that based on several of the considerations in paragraphs 12 to 32 of EITF 00-19 and upon the guidance in SFAS 133, the appropriate treatment of the embedded derivative is to bifurcate the embedded derivative at the inception of the debenture.  Further, at each funding date the proceeds of each funding should be bifurcated as well.

           We expect to report the debenture at the face amount less the value attributed to the derivative conversion feature at inception.  The conversion feature derivative will be reported as a liability on the company’s balance sheet at fair value at inception.  The discount from the face value of the debenture will be amortized as additional interest expense, on the interest method, over the life of the debenture.  The derivative conversion option will be remeasured each reporting period using a binomial valuation model with the change in fair value of the derivative reported as a gain or loss in the Statement of Operations in the period of change.

            This treatment is consistent with paragraphs 6 to 11 of Statement 133 and with paragraph 199, Example 33: Convertible Debt of that same statement.

Note M-Subsequent Events

5. Response is the same as item 4 above.

Yours Very Truly,

/s/ Marc Ebersole
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Marc Ebersole,
Chief Executive Officer and President